Exhibit 99.1

Dominion Diamond Consolidates Ownership Interest in the Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--June 5, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce an agreement with Archon Minerals Limited (“Archon”), to convert Archon’s participating joint venture interest in the Buffer Zone Joint Venture (“Buffer Zone”) at the Ekati Diamond Mine in Canada’s Northwest Territories to a royalty equal to 2.3% of all future gross revenue from diamonds produced from the Buffer Zone.

As a result of this transaction, the Company’s ownership interest in the Buffer Zone has increased to 100.0%. The Company maintains an ownership interest of 88.9% in the Core Zone Joint Venture at the Ekati Diamond Mine.

Commenting on the transaction, Mr. Jim Gowans, Chairman of the Board of Directors of Dominion said, “We are delighted to have reached this mutually beneficial agreement with Archon. For both parties, the transaction provides ownership and funding certainty for the large scale Jay project, which is currently in the final stages of permitting. It also provides significantly more exposure for Dominion’s shareholders to further discoveries on this highly prospective land package.”

On July 6, 2016, Dominion issued the results of a feasibility study on the Jay project, indicating positive project economics with a post-tax net present value of $398 million and an internal rate of return of 15.6%. Commercial mining activities at the Lynx kimberlite pipe in the Buffer Zone commenced on April 1, 2017; the Lynx pipe is forecast to represent approximately 5% of tonnes processed and carats recovered at the Ekati Diamond Mine for the fiscal year ending January 31, 2018.

The Buffer Zone contains 106 mining leases covering 89,184 hectares, and is contiguous with the Core Zone Joint Venture at the Ekati Diamond Mine. Of the 150 kimberlite pipes discovered to date at the Ekati Diamond Mine, 38 are in the Buffer Zone. The Company plans to spend approximately CAD$11 million on exploration in the Lac de Gras region for the fiscal year ending January 31, 2018.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media Contact:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897